Cellectis S.A.

8, rue de la Croix Jarry

75013 Paris, France

July 5, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:        Mr. Gary Guttenberg

RE:	Cellectis S.A.

Registration Statement on Form F-3 (File No. 333-265826)

Ladies and Gentlemen:

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended, Cellectis S.A. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-3 to become effective on July 7, 2022 at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable. The Registrant also hereby requests a copy of the written order verifying the effective date.

Please contact Peter Devlin of Jones Day at (212) 326-3978 if you have any questions concerning the foregoing. Thank you for your attention to this matter.

Very truly yours,

CELLECTIS S.A.

By:	/s/ André Choulika
André Choulika
Chief Executive Officer

cc:	Peter Devlin, Jones Day